UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1



                            SOTHEBY'S HOLDINGS, INC.
                                (Name of Issuer)


               CLASS A LIMITED VOTING COMMON STOCK, $.10 PER VALUE
                         (Title of Class of Securities)


                                   835898 10 7
                                 (CUSIP Number)


         KENNETH H. GOLD, ESQ.                   ADAM O. EMMERICH, ESQ.
          MIRO WEINER & KRAMER               WACHTELL, LIPTON, ROSEN & KATZ
       500 NORTH WOODWARD AVENUE                   51 WEST 52ND STREET
    BLOOMFIELD HILLS, MICHIGAN 48304            NEW YORK, NEW YORK 10019
             (248) 258-1214                          (212) 403-1000

          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)



                               JANUARY 4, 2001
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


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CUSIP No. 835898 10 7                   13D                         Page 2 of 7



 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                        A. ALFRED TAUBMAN
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   | |
                                                                  (b)   |X|
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 3.   SEC USE ONLY


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 4.   SOURCE OF FUNDS

      OO
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 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e):


 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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NUMBER OF                7.   SOLE VOTING POWER
 SHARES
                                    13,249,818
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BENEFICIALLY             8.   SHARED VOTING POWER
 OWNED BY
                                    None
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  EACH                   9.   SOLE DISPOSITIVE POWER
REPORTING
                                    13,249,818
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PERSON WITH              10.   SHARED DISPOSITIVE POWER

                                    None
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      13,249,818
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES | |

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13.   PERCENT OF CLASS REPRESENTATION BY AMOUNT IN ROW (11):

      23.9
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14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------


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CUSIP No. 835898 10 7                   13D                         Page 3 of 7


      This Statement on Schedule 13D relates to shares of Class A Limited Voting Common Stock, par value $0.10 per share ("Class A Common Stock"), of Sotheby's Holdings, Inc. (the "Issuer"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission by A. Alfred Taubman (the "Reporting Person") on April 15, 1996, is hereby amended and restated in its entirety as set forth below (as amended, the "Schedule 13D").

ITEM 1.           SECURITY AND ISSUER.

      This Schedule 13D relates to shares of Class A Common Stock of the Issuer, the principal executive offices of which are located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48034.

ITEM 2.           IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed by the Reporting Person. The Reporting Person's present principal occupation is private investor. The Reporting Person is a United States citizen and his business address is 200 East Long Lake Road, Bloomfield Hills, Michigan.

      The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As previously reported in the Reporting Person's Statement on Schedule 13D filed on April 15, 1996, as of such date the Reporting Person beneficially owned 13,200,366 shares of Class A Common Stock of the Issuer (consisting of 13,199,516 shares of Class A Common Stock issuable upon conversion of a like number of shares of the Issuer's Class B Common Stock, $0.10 par value ("Class B Common Stock") beneficially owned by the Reporting Person, as described below, which constitute a majority of the shares of Class B Common Stock issued and outstanding, and 850 shares of Class A Common Stock). All of such shares of Class B Common Stock were acquired with the Reporting Person's personal funds and all of such shares of Class A Common Stock were issued to the Reporting Person as compensation for his service as a non-employee director of the Issuer. Since April 15, 1996, the Reporting Person has acquired a total of 49,452 shares of Class A Common Stock, 41,812 of which were purchased at a purchase price of $14.25 per share using the Reporting Person's personal funds in a single privately negotiated transaction on May 8, 1996 and 7,640 of which were issued to the Reporting Person for his services as a non-employee director of the Issuer.

ITEM 4.           PURPOSE OF TRANSACTION.

      The Reporting Person acquired the majority of the shares of Class B Common Stock and Class A Common Stock beneficially owned by him for investment purposes, and with the intent of controlling the Issuer (and the balance in connection with his service with the Issuer under its compensation programs). Until February 2000, the Reporting Person served as Chairman of the Issuer's Board of Directors. Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to ten votes, and three-quarters of the board of directors of the Issuer are elected by a plurality of the outstanding shares of Class B Common Stock. Accordingly, through his ownership of a majority of the outstanding Class B Common Stock, the Reporting Person has the power to elect three-quarters of the members of the Issuer's board of directors. However, the individuals the Reporting Person has elected to the board of directors are not required to consult with him with respect to matters that come before the board, and he does not control their actions as directors. In addition, through his beneficial ownership and


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CUSIP No. 835898 10 7                   13D                         Page 4 of 7


control of shares of Class B Common Stock, the Reporting Person may control the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote.

      The Reporting Person intends to review his holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Person has engaged Credit Suisse First Boston Corporation to assist him in such review and in evaluating strategic alternatives which are or may become available to him with respect to his holdings in the Issuer. In that connection, and depending upon, among other things, current and anticipated future trading prices for the Class A Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, the Reporting Person's overall investment portfolio and objectives and personal needs, and the status or manner of resolution of those antitrust matters described below and related matters, the Reporting Person may from time to time consider a number of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of shares of Class A Common Stock and Class B Common Stock currently beneficially owned by the Reporting Person; acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; effecting a structured financing or monetization using shares of Class A Common Stock and/or Class B Common Stock beneficially owned by the Reporting Person; structuring a loan or loans secured by some or all of the shares of Class A Common Stock and/or Class B Common Stock beneficially owned by the Reporting Person; disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

      Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Person to consider other alternatives. However, there can be no assurance that the Reporting Person will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by the Reporting Person.

      As previously reported by the Issuer in its Form 10-Q for the period ended September 30, 2000, in April 1997, the Antitrust Division of the United States Department of Justice (the "DOJ") began an investigation of certain art dealers and major auction houses, including the Issuer and its principal competitor, Christie's. Among other matters, the investigation has focused on whether the Issuer and Christie's had any agreement regarding the amounts charged for commissions in connection with auctions. On October 5, 2000, the Issuer entered into a plea agreement, subject to court approval of the plea agreement and the sentence, with the DOJ. In connection with the plea agreement, the Issuer pled guilty to a one-count violation of United States antitrust laws in connection with a conspiracy to fix auction commission rates charged to sellers in the United States and elsewhere and agreed to a fine of $45 million payable without interest over a period of five years as follows: (a) $3 million due 120 days after the sentencing date, (b) $3 million due one year after the sentencing date, (c) $6 million due two years after the sentencing date, (d) $6 million due three years after the sentencing date, (e) $12 million due four years after the sentencing date, and (f) $15 million due five years after the sentencing date. A further court proceeding has been scheduled for February 2, 2001, at which time the court may decide whether to approve the plea and the sentence, but neither approval by the court nor its timing can be predicted with certainty. The Government's criminal investigation, which includes an investigation of the role, if any, of the Reporting Person in the alleged illegal conduct, is continuing.


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CUSIP No. 835898 10 7                   13D                         Page 5 of 7


      A number of private civil complaints, styled as class action complaints, have also been filed against the Issuer, the Reporting Person and others alleging violation of federal and state antitrust laws based upon alleged agreements between Christie's and the Issuer regarding commission pricing. In addition, several shareholder class action complaints have been filed against the Issuer, the Reporting Person and certain other current and former directors and officers of the Issuer, alleging failure to disclose the alleged agreements and their impact on the Issuer's financial condition and results of operations. A number of shareholder derivative suits have also been filed against the Reporting Person and other directors of the Issuer based on allegations related to the foregoing lawsuits and investigations.

      On September 24, 2000, the Issuer agreed to settle, subject to court approval, the civil antitrust litigation relating to auctions conducted in the United States (the "U.S. Antitrust Litigation") and the Issuer and the Reporting Person agreed to settle, subject to court approval, the shareholder class action litigation (the "Shareholder Litigation"). The settlement agreements for the aforementioned litigation include releases of liability for both the Issuer and the Reporting Person and were entered into without any admission of liability.

      According to the terms of the U.S. Antitrust Litigation settlement, the Issuer (a) deposited in an escrow account $100 million in cash on December 13, 2000, which was within 30 days after preliminary court approval of the settlement, (b) will deposit an additional $106 million in cash within 30 days of final court approval of the settlement, and (c) will deposit vendor's commission discount certificates with a fair market value of $50 million within 30 days of final court approval of the settlement, or at its election, cash in the amount of up to $50 million. According to the terms of the Shareholder Litigation settlement, the Issuer (a) deposited in an escrow account $30 million in cash on December 18, 2000, which was within 30 days after the court's approval of notice to potential class members and the court's setting a date for the hearing to consider final approval of the settlement and (b) will deposit Class A Common Stock with a value of $40 million or, at the Issuer's option, $40 million in cash within 30 days of final court approval of the settlement. The Issuer has stated that it currently expects to issue stock. Hearings on final court approval are scheduled for the first quarter of 2001. There may be objections to the settlement agreements by class members, and neither approval by the court nor its timing can be predicted with certainty.

      Pursuant to a separate agreement between the Reporting Person and the Issuer, the Reporting Person has agreed to provide $186 million to the Issuer on a schedule that will permit the Issuer to make the payments required by the foregoing settlement agreements. The amount to be funded by the Reporting Person was agreed to be paid to the Issuer as follows: (a) $50 million within 29 days of preliminary court approval of the U.S. Antitrust Litigation settlement, which was paid in December, 2000, (b) $106 million within 29 days of final court approval of the U.S. Antitrust Litigation settlement, and (c) $30 million in cash within 30 days of preliminary court approval of the Shareholder Litigation settlement, which was paid in December, 2000. Separately, with respect to liability arising from civil antitrust litigation relating to non-internet auctions conducted outside the United States, the Reporting Person and the Issuer have agreed, subject to certain conditions and limitations, to share any joint liability equally.

      Except as noted above, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 13,241,328 shares of Class B Common Stock, which are convertible into 13,241,328 shares of Class A Common Stock. The Reporting Person beneficially owns an additional 8,490 shares of Class A Common Stock. In total, the Reporting Person beneficially owns 13,249,818 shares of Class A Common Stock. Based on 42,328,365 shares of Class A Common Stock outstanding as of July 31, 2000, as reported in the Issuer's Form 10-Q for the period ending June 30, 2000, and assuming the conversion of all shares of Class B Common Stock of which the Reporting Person is the beneficial owner, the Reporting Person owns 23.9%


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CUSIP No. 835898 10 7                   13D                         Page 6 of 7


of the outstanding Class A Common Stock (including the shares so issuable upon such conversion by the Reporting Person).

      The 13,249,818 shares of Class A Common Stock beneficially owned by the Reporting Person include: (i) 8,490 shares of Class A Common Stock owned by the Reporting Person's grantor trust, (ii) 9,772,698 shares of Class A Common Stock that the Reporting Person has the right to acquire by converting 9,772,698 shares of the Issuer's Class B Common Stock, $0.10 par value ("Class B Common Stock"), held by him as a trustee of his grantor trust, (iii) 3,468,630 shares of Class A Common Stock that Taubman Investments, L.L.C. ("TILC") has the right to acquire by converting 3,468,630 shares of Class B Common Stock. TILC has no independent voting or dispositive power with respect to such shares. The Reporting Person disclaims any pecuniary interest in the shares owned by TILC beyond his ownership interest in TILC. This figure excludes 792,830 shares of Class B Common Stock owned by the Reporting Person's wife, Judith Taubman, as to which such shares the Reporting Person has no voting or dispositive power and with respect to which the Reporting Person disclaims beneficial ownership.

    (b)    See Item 5(a).

    (c) Except as reported pursuant to Item 3 above, the Reporting Person has not effected any transactions in the Issuer's securities since the filing of the Statement on Schedule 13D amended hereby.

    (d) The Reporting Person affirms that no other person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock beneficially owned by the Reporting Person.

    (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      None.

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CUSIP No. 835898 10 7                   13D                         Page 7 of 7


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 4, 2001                            /s/ A. Alfred Taubman
                                                   ________________________
                                                   A. Alfred Taubman